UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549-1004
                              ________________

                                  FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

                 For the fiscal year ended December 31, 1998

                                     OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from        to

                        Commission file number 1-3950


A.    Full title of the plan and the address of the plan:
                           Associates Savings and
                             Profit-Sharing Plan
               250 Carpenter Freeway, Irving, Texas 75062-2729


B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                    Associates First Capital Corporation
            250 East Carpenter Freeway, Irving, Texas 75062-2729

                            Required Information

                                                                    Page(s)

  Report of Independent Accountants

  Financial Statements and Schedules

    Statement of Net Assets Available for Benefits
     December 31, 1998 and 1997

    Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1998

    Notes to Financial Statements

    Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1998

    Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1998

  Exhibits

    Exhibit 23 - Consent of PricewaterhouseCoopers LLP, filed
                  with this Report.

                                  Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Qualified Plan Committee has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN




July 13, 1999                  By  /s/ John W. Lee
                                 Qualified Plan Committee Member

    The financial statements and schedules for the Associates Savings and Profit-Sharing Plan, included in this Annual Report on Form 11-K, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Report of Independent Accountants


To the Board of Directors
 of Associates First Capital Corporation:


We have audited the accompanying financial statements of net assets available for benefits of the Associates Savings and Profit-Sharing Plan as of December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we Plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                           /s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Dallas, Texas
July 13, 1999


ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS as of December 31, 1998 and 1997

                                                1998             1997
                                                ----             ----
ASSETS

Investments - NOTE 3

  Interest Bearing Cash                     $    983,683     $    303,252

  Money market Regulated Investment Company
   (at fair market value)                     90,411,465       76,393,238

  Regulated Investment Companies
   (at fair market value)                    291,793,273      227,186,919

  Common stock (at fair market value)         68,269,727       37,126,933

  Loans to participants                       26,301,433       23,353,464
                                            ------------    -------------
                                             477,759,581      364,363,806

Employer contributions receivable             22,268,129       19,674,080
                                            ------------     ------------
    Net assets available for benefits       $500,027,710     $384,037,886
                                            ============     ============







The accompanying notes are an integral
part of the financial statements.

ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS for the year ended December 31, 1998

                                                        1998
Additions                                               ----
  Contributions:
    Employer                                          28,259,422
    Participants                                      37,610,237
  Dividend and interest income                        25,835,762
  Net appreciation in fair value of
   investments                                        58,919,817
  Other                                                    1,875
                                                   -------------
    Total additions                                  150,627,113

Deductions
  Benefits paid to participants                       34,637,289
                                                    ------------
    Increase in assets available for
     benefits                                        115,989,824

Net assets available for benefits:
  Beginning of year                                  384,037,886
                                                    ------------
  End of year                                       $500,027,710
                                                    ============








The accompanying notes are an integral
part of the financial statements.




NOTE 1 - DESCRIPTION OF THE PLAN

  General

The Associates Savings and Profit-Sharing Plan (the "Plan") is a defined contribution Plan intended to provide assistance in accumulating personal savings for retirement. The Plan is subject to the provisions of the Employee
Retirement Income Security Act of 1974, as amended ("ERISA"), applicable to defined contribution pension Plans. The Plan is designed to be qualified under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The Plan received a favorable determination letter dated February
23, 1996 from the Internal Revenue Service, approving the Plan as a qualified
Plan with a related tax-exempt trust. A detailed description of the Plan is contained in the Plan document.

Certain qualified Plans have been merged into the Plan from time to time pursuant to transactions in which other entities have been acquired by Associates First Capital Corporation ("First Capital") or its subsidiaries.

The Plan is administered by a committee (the "Committee") appointed by the board of directors of First Capital.

Prior to April 7, 1998 First Capital was a majority indirect-owned subsidiary of Ford Motor Company ("Ford"). On April 7, 1998, Ford completed a spin-off of its 80.7% interest in First Capital through a tax-free distribution in the form of a dividend of First Capital shares to Ford common and class B stockholders. Effective with the distribution, First Capital became a fully independent company.

Participants with assets in the Ford Stock Fund under the Plan at the close of business on March 12, 1998, received an allocation of units of the Associates
Stock Fund under the Plan following the spin-off distribution on April 7, 1998. Each participant's allocation was based on the participant's proportionate investment in the Ford Stock Fund at the close of business on March 12, 1998. As a result of the spin-off distribution, a total of 89,126 shares of First Capital's Class A common stock were received by the Trustee on behalf of Plan participants and allocated to the Associates Stock Fund.

The Ford Stock Fund was frozen to new contributions or investments effective
February 17, 1998, and will be liquidated on December 31, 1999. Any participant investments remaining in the Ford Stock Fund on December 31, 1999, will be moved automatically to the Fidelity Retirement Money Market Portfolio.

Fidelity Management Trust Company (the "Trustee") holds the Plan's assets in trust. Participants direct the investments for their accounts among investment options now available under the Plan. First Capital may, but is not required to, pay all Trustee fees and the majority of administrative expenses.

  Basis of Presentation

Certain prior-period amounts have been reclassified to conform to the current period presentation.


 Eligibility and Contributions

Full-time employees of First Capital over the age of 25 become participants in the plan on their date of employment. Full-time employees under the age of 25 become participants in the Plan with regard to profit-sharing contributions on their first day of employment and become participants in the Plan with regard to other contributions (pre-tax, post-tax and matching) as of the earlier of completion of one year of "eligibility service" (as defined in the Plan) or attainment of age 25. Part-time employees become participants in the Plan with regard to Profit-sharing contributions as of the first day of the year in which they complete more than 1,000 hours of service(as defined in the Plan).
Participants may elect to contribute a portion of their annual compensation on a pre-tax or post-tax basis (or a combination of both) up to a maximum of 12% of their covered compensation (subject to limitations for highly compensated employees). First Capital matches participants' contributions up to 6% of their covered compensation at the rate of 50%. In addition, First Capital may make profit-sharing contributions to the Plan as the board of directors of First Capital determines. For the years ended December 31, 1998 and 1997, discretionary profit-sharing contributions were $22,268,129 and $19,674,080, respectively.

  Forfeitures

Forfeitures, which occur when a participant who is not fully vested terminates employment, are used to (1) restore amounts previously forfeited by participants but required to be reinstated upon resumption of employment, subject to certain limitations and conditions, (2) pay First Capital's matching contributions and discretionary profit-sharing contributions, (3) pay
Plan expenses not paid by First Capital, or (4) correct an error made in allocating amounts to participant accounts or resolve any claim filed under the Plan in accordance with the terms of the Plan. Total forfeitures for 1998 and 1997 were $8,222,703 and $4,153,373, respectively.

  Investment Participation

Participant and employer contributions are invested in accordance with the participant's election in one or more of several investment programs made available under the Plan.

The investment program options are the same for all contributions made to the Plan. Participants may change the composition of their share of net assets and their allocation percentage in each program at any time during the calendar year. The estimated number of participants with a share of net assets at December 31, 1998 and 1997 by investment program is as follows:

                                                      December 31
                                                   1998        1997
                                                   -----       -----
Fidelity Puritan Fund                              4,026       4,114
Fidelity Magellan Fund                             6,260       5,908
Fidelity Intermediate Bond Fund                    1,788       2,666
Fidelity Retirement Money Market Portfolio        12,957      12,090
Ford Stock Fund                                    1,291       1,806
Asset Manager Fund                                 1,593       1,688
Templeton Fidelity Foreign Fund                    1,184       1,264
Associates Stock Fund                              4,762       2,891
Fidelity Growth and Income Portfolio               3,442       1,708
Fidelity Blue Chip Growth Fund                     3,181       2,291
Fidelity Aggressive Growth Fund**                  2,400       2,045
Spartan U.S. Equity Index Portfolio*               2,202       1,676


* In 1997 Fund Name was "Fidelity U.S. Equity Index Portfolio."
** In 1997 Fund Name was "Fidelity Emerging Growth Fund."

At December 31, 1998 and 1997, 18,856 and 17,712 respectively participants held assets in the Plans.

Earnings for each investment program are allocated based on participants' daily balances within that investment program.

  Investment Programs

Fidelity Puritan Fund - Puritan Fund is a growth and income fund. It seeks to maximize income, consistent with preservation of capital, by investing in a broadly diversified portfolio of domestic and foreign common stocks, preferred stocks and bonds, including lower-quality, high-yield debt securities. Dividend amounts will vary. The Fund's share price and return may fluctuate.

Fidelity Magellan Fund - Magellan Fund is a growth fund. It seeks long-term capital appreciation by investing in the stocks of both well-known and lesser-known companies with above-average growth potential and a correspondingly higher level of risk. Securities may be of foreign, domestic and multinational companies. The Fund's share price and return may fluctuate.

Fidelity Intermediate Bond Fund - Intermediate Bond Fund is an income fund. It seeks a high level of current income by investing primarily in investment-grade fixed income obligations rated Baa or better by Moody's or BBB or better by Standard & Poor's, including corporate bonds, mortgage securities, bank obligations and U.S. government and agency securities. The Fund's dollar-weighted average maturity ranges between three and ten years. The Fund's share price and return may fluctuate.

Fidelity Retirement Money Market Portfolio - Retirement Money Market Portfolio is a money market fund. It seeks as high a level of current income as is consistent with the preservation of principal and liquidity. It invests in high-quality, short-term money market securities of U.S. and foreign issuers. While the Portfolio seeks to maintain a $1.00 share price, there is no assurance that it will be able to do so. An investment in the Portfolio is not insured or guaranteed by the U.S. government. The Portfolio's yield may fluctuate. Retirement Money Market Portfolio is a relatively conservative, low-risk investment.

Ford Stock Fund - The Ford Stock Fund invests primarily in Ford common stock with a small percentage of the Fund held in money market investments for liquidity purposes. The value of the Ford Stock Fund is affected by general economic conditions as well as factors specifically related to Ford. Because the Fund invests primarily in Ford common stock, it does not offer the diversification or portfolio management that Regulated Investment Companies provide and, as a result, its value may fluctuate more than Regulated Investment Companies.

The Ford Stock Fund was frozen to new contributions or investments effective February 17, 1998, and will be liquidated on December 31, 1999. Any participant investments remaining in the Ford Stock Fund on December 31, 1999, will be moved automatically to the Fidelity Retirement Money Market Portfolio.

Fidelity Asset Manager Fund - Asset Manager Fund is an asset allocation fund. It seeks high total return with reduced risk over the long term by allocating its assets among domestic and foreign equities (including emerging markets which involve greater risks), bonds and short-term instruments. In order to achieve its investment objective, the Fund may gradually shift its assets among and across these groups, within defined ranges, based on the current outlook of the various markets. Dividend amounts may vary. The Fund will allocate its assets within the following investment parameters: 10-60% in stocks, 20-60% in bonds and 0-70% in short-term instruments. Over the long term, the Fund's allocation will generally fluctuate around a neutral mix of 40% stocks, 40% bonds and 20% short-term instruments. The Fund's share price and return may fluctuate.

Templeton Foreign Fund A - Templeton Foreign is an international growth fund. The goal of this Fund is to increase the value of investments over the long term through capital growth. This Fund invests primarily in common stocks, and it may purchase securities in any foreign country, developed or developing. Foreign investments involve greater risks and may offer greater potential returns than U.S. investments. Share price and return will vary. These risks include political and economic uncertainties of foreign countries, as well as the risk of currency fluctuations.

Associates Stock Fund - The Associates Stock Fund invests primarily in shares of First Capital's Class A common stock, $.01 par value, with a small percentage of the Fund held in short-term investments for liquidity purposes. The value of the Associates Stock Fund is affected by general economic conditions as well as factors specifically related to First Capital. Because the Fund invests primarily in the First Capital's Class A common stock, it does not offer the diversification or portfolio management that Regulated Investment Companies provide and, as a result, its value may fluctuate more than the Regulated Investment Companies.

Fidelity Growth and Income Portfolio - Growth and Income Portfolio is a growth and income fund. The goal of this Fund is to provide high total return from a combination of current income and capital growth. This Fund invests primarily in U.S. and foreign stocks, focusing on those that pay current dividends and show potential earnings growth. This Fund may also invest in bonds.

Fidelity Blue Chip Growth Fund - Blue Chip Growth is a growth fund. The goal of this Fund is to increase the value of investments over the long term through capital growth. This Fund invests primarily in common stocks of well-known and established companies that are generally considered industry leaders. This Fund may also invest in companies the Fund's manager believes are positioned to become "blue chips" of the future.

Fidelity Aggressive Growth Fund - Emerging Growth is a growth fund. The goal of this Fund is to increase the value of investments over the long term through capital growth. This Fund invests primarily in stocks of small and medium-sized developing companies that the Fund's manager believes have the potential to grow rapidly in earnings or revenues. Such stocks may be subject to abrupt or erratic price changes. A redemption fee of .75% is charged if a shareholder sells his/her shares within 90 days after purchase.

Spartan U.S. Equity Index Portfolio - U.S. Equity Index Portfolio is a growth and income fund. The goal of this Fund is to duplicate the composition and total return of the Standard & Poor's Composite Index of 500 Stocks. This Fund invests primarily in the 500 companies that compose the S&P 500.

  Vesting

Participants are fully vested at all times in their before-tax and post-tax elective contributions and in earnings on those contributions. Balances transferred from certain predecessor Plans and rollovers from other qualified Plans are typically also fully vested. Participants become vested in First Capital's matching contributions made on their behalf, and in earnings thereon, at a rate of 20% for each year of service. Participants become 100% vested in First Capital Corporation's discretionary profit sharing contributions after five years of service. Additionally, participants become 100% vested in First Capital's matching and discretionary profit-sharing contributions made on their behalf, and in earnings thereon, when they meet the Plan's retirement requirements, become disabled and eligible for long-term disability benefits, die, or cease participation due to termination of the Plan.

  Benefits

A participant's total account balance is paid to the participant in accordance with the terms of the Plan in either installments or a lump sum upon retirement or disability or in a lump sum upon termination of employment. If the participant's vested balance is greater than $5,000 the participant may elect to defer the distribution until the age of 65. Upon a participant's death while actively employed, the total account balance is paid to the participant's beneficiary in a lump sum. In lieu of receiving lump-sum payments, participants may directly rollover their vested account balances to other qualified Plans or individual retirement accounts.

  Rollovers

Participants receiving a lump sum distribution from another qualified Plan may, within the time provided under the Internal Revenue Code, make a rollover contribution to the Plan if approved by the Committee. In addition, if the Committee approves, the Plan may accept a direct rollover of an eligible rollover distribution from another qualified retirement Plan. Rollover contributions do not qualify for matching contributions by First Capital.

  Withdrawals

Pursuant to Plan provisions, participants may make withdrawals from their accounts prior to termination of employment, retirement, disability or death. In general, withdrawals are limited to the following options: 1) Subject to certain rules, participants may make a withdraw of employee provided after tax contributions proportionately from each fund. 2) Participants may make a withdrawal from pre-tax contributions (but not from the related earnings) prior to age 591/2 in the event of financial hardship (i.e., excess medical expenses, tuition payments, purchase of a primary residence, or imminent eviction or foreclosure). Proof of the financial hardship must be submitted to the Committee or its designee for approval. 3) Participants over the age 591/2 can make withdrawals from pre-tax and after-tax contributions subject to certain rules.

  Loans to Participants

The Committee or its designee may authorize a loan or loans from the Plan to participants. Participant loans are limited to 50% of a participant's vested interest up to the maximum specified by a Plan formula; however, the minimum loan request is $500. At December 31, 1998 and 1997, the Plan had loans receivable from participants amounting to $26,301,433 and $23,353,464, respectively. These loans bear interest at prime plus 1%, payable in semi-monthly or weekly installments up to 60 months (except for loans used to purchase primary residences), and are collateralized by the participants' vested interest in the Plan. At December 31, 1998, interest rates on loans ranged from 6% to 12.5%. Loans for primary residence mortgages may be paid back over 25 years. Repayment of loan amounts, including interest, are payroll deducted and allocated to participant accounts consistent with investment elections.

  Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of First Capital's matching and profit sharing contributions, as applicable, and Plan earnings. Plan administrative expenses are paid primarily by First Capital. Allocations are based on the participant's contribution to the Plan compensation, as defined in the Plan, or account balances, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.


  Asset Values and Number of Shares

The number of shares and the asset value per share by investment within the investment program of the Plan at December 31, 1998 and 1997 are as follows (shares in thousands):


                                               December 31
                                        1998                  1997
                                Number of  Value Per  Number of  Value Per
                                  Shares     Share      Shares     Share
--------------------------------------------------------------------------
Fidelity Puritan Fund             2,616    $ 20.07      2,550    $ 19.38
Fidelity Magellan Fund              878     120.82        850      95.27
Fidelity Intermediate Bond
   Fund                           1,482      10.27      1,306      10.17
Fidelity Retirement Money
   Market Portfolio              90,411       1.00     76,393       1.00
Ford Stock Fund                     170      58.69        267      48.69
Fidelity Asset Manager Fund         931      17.39        847      18.35
Templeton Foreign Fund              612       8.39        611       9.95
Associates Stock Fund             1,376      42.38        339      71.13
Fidelity Growth and Income
   Portfolio                        731      45.84        575      38.10
Fidelity Blue Chip Growth Fund      460      50.39        331      39.46
Fidelity Aggressive Growth Fund     609      31.77        530      23.75
Spartan U.S. Equity Index
   Portfolio                        470      43.96        404      34.98


  Plan Termination

Although it has not expressed any intention to do so, First Capital has the right to terminate the Plan. Upon termination, First Capital and the Committee will direct the Trustee to distribute the assets of the Plan to participants in accordance with the terms of the Plan. In the event of termination of the Plan, all participants will become fully vested in their accounts.

  Risk and Uncertainties

The Plan provides for various investment options in a variety regulated investments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for Plan benefits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

  Investments

Investments in common stock are accounted for as of the trade date and are valued at quoted market prices. Investments in Regulated Investment Companies are valued at fair value as determined by each investment manager based on the fair value of the underlying securities.

Loans to participants are carried at the original loan principal balance less principal repayments.

Dividend and interest income are recognized as earned.

The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

  Contributions

Contributions to the Plan from employees and matching contributions from First Capital and participating subsidiaries are recorded in the period that payroll deductions are made from Plan participants' earnings. Discretionary profit-sharing contributions to the Plan from First Capital and participating subsidiaries are recorded for the Plan year with respect to which such profit-sharing contributions are made.

  Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

NOTE 3 - FINANCIAL INFORMATION BY FUND

                                      P/F           M/F
                                       --           ---
                                      (a)           (b)

Net Assets available
   for benefits at
   December 31, 1997            $  50,955,228 $  83,960,592
                                ------------- -------------
Contributions
   Employer                         2,736,485     5,293,867

   Participants                     3,329,104     6,596,182

Dividend and Interest Income        5,738,209     5,464,384

Net appreciation/(depreciation)
  in fair value of investments      2,229,313    21,695,539


Benefits paid to participants      (3,813,076)   (5,836,097)

Other                                  28,327        59,012

Transfer among investment
  programs and forfeitures         (6,560,786)   (6,993,460)

Loans made, net of
  principal payments                 (610,632)   (1,291,953)
                                 ------------- -------------
Increase in assets available
  for benefits                      3,076,944    24,987,474
                                 ------------- -------------
Net assets available for
  benefits at December 31, 1998 $  54,032,172 $ 108,948,066
                                ============= =============
Investments at fair market value
  Interest Bearing Cash         $             $
  Money market fund
  Regulated Investment Company     52,494,655   106,038,893
  Common stock
  Loans to participants


Employer contributions
  receivable                        1,537,517     2,909,173
                        ------------- -------------
Net assets available for
  benefits at December 31, 1998 $  54,032,172 $ 108,948,066
                                ============= =============


                                     IB/F          RMM/P
                                     ----          -----
                                      (c)           (d)
Net Assets available
   for benefits at
   December 31, 1997            $  13,751,289 $  85,432,572
                        ------------- -------------
Contributions
   Employer                           823,522     8,173,385

   Participants                       995,449    10,514,776

Dividend and Interest Income          946,903     4,921,866

Net appreciation/(depreciation)
  in fair value of investments        123,637


Benefits paid to participants      (1,350,480)  (12,048,649)

Other                                   6,226        68,991

Transfer among investment
  programs and forfeitures            506,266     6,625,126

Loans made, net of
  principal payments                 (114,212)   (1,649,936)

Increase in assets available
  for benefits                      1,937,311    16,605,559
                                -------------- -------------
Net assets available for
  benefits at December 31, 1998 $  15,688,600 $ 102,038,131
                                ============= ==============
Investments at fair market value
  Interest Bearing Cash         $             $
  Money market fund                              90,411,465
  Regulated Investment Company     15,222,883
  Common stock
  Loans to participants


Employer contributions
  receivable                          465,717    11,626,666
                                ------------- -------------
Net assets available for
  benefits at December 31, 1998 $  15,688,600 $ 102,038,131
                                ============= =============


                                     FS/F           AM/F
                                     ----           ----
                                      (e)           (f )
Net Assets available
   for benefits at
   December 31, 1997            $  13,061,811 $  16,120,759
                        ------------- -------------
Contributions
   Employer                            45,890     1,021,962

   Participants                       122,552     1,279,683

Dividend and Interest Income          336,069     3,025,864

Net appreciation/(depreciation)
  in fair value of investments      9,318,306      (599,742)


Benefits paid to participants        (614,901)   (1,505,405)

Other                                (327,847)        8,318

Transfer among investment
  programs and forfeitures        (11,524,045)   (2,436,122)

Loans made, net of
  principal payments                 (372,639)     (142,713)
                                -------------- -------------
Increase in assets available
  for benefits                     (3,016,615)      651,845
                                -------------- -------------
Net assets available for
  benefits at December 31, 1998 $  10,045,196  $ 16,772,604
                                ============== =============
Investments at fair market value
  Interest Bearing Cash         $      76,011 $
  Money market fund
  Regulated Investment Company                   16,197,565
  Common stock                      9,969,185
  Loans to participants


Employer contributions
  receivable                                        575,039
                                ------------- -------------
Net assets available for
  benefits at December 31, 1998 $  10,045,196 $  16,772,604
                                ============= =============



                                      T/F          ASF/F
                                                   -----
                                      (g)           (h)
Net Assets available
   for benefits at
   December 31, 1997            $   6,397,530 $  25,856,235
                        ------------- -------------
Contributions
   Employer                           588,445     2,928,448

   Participants                       749,477     4,302,187

Dividend and Interest Income          570,232       242,813

Net appreciation/(depreciation)
  in fair value of investments       (806,743)    8,997,446


Benefits paid to participants        (381,670)   (1,604,340)

Other                                   6,556        77,806

Transfer among investment
  programs and forfeitures         (1,674,902)   20,665,745

Loans made, net of
  principal payments                    3,278      (770,265)
                                ------------- -------------
Increase in assets available
  for benefits                       (945,327)   34,839,840
                                ------------- -------------
Net assets available for
  benefits at December 31, 1998 $   5,452,203 $  60,696,075
                                ============= =============
Investments at fair market value
  Interest Bearing Cash         $             $     907,672
  Money market fund
  Regulated Investment Company      5,137,820
  Common stock                                   58,300,542
  Loans to participants


Employer contributions
  receivable                          314,383     1,487,861
                                ------------- -------------
Net assets available for
  benefits at December 31, 1998 $   5,452,203 $  60,696,075
                                ============= =============



                                     GI/F           BC/F
                                     (i )           (j )
Net Assets available
   for benefits at
   December 31, 1997            $  23,098,549 $  13,917,224
                                ------------- -------------
Contributions
   Employer                         2,261,692     1,668,031

   Participants                     3,150,319     2,456,322

Dividend and Interest Income        1,869,647       968,362

Net appreciation/(depreciation)
  in fair value of investments      5,218,417     4,481,571


Benefits paid to participants      (1,926,805)     (961,633)

Other                                  22,053        18,151

Transfer among investment
  programs and forfeitures          1,158,095     1,556,670

Loans made, net of
  principal payments                 (166,820)     (118,800)
                                ------------- -------------
Increase in assets available
  for benefits                     11,586,598    10,068,674
                                ------------- -------------
Net assets available for
  benefits at December 31, 1998 $  34,685,147 $  23,985,898
                               ============== =============
Investments at fair market value
  Interest Bearing Cash         $             $
  Money market fund
  Regulated Investment Company     33,520,256    23,160,057
  Common stock
  Loans to participants


Employer contributions
  receivable                        1,164,891       825,841
                                ------------- -------------
Net assets available for
  benefits at December 31, 1998 $  34,685,147 $  23,985,898
                                ============== =============



                                     AG/F          SUSE/F
                                      (k)           (l )

Net Assets available
   for benefits at
   December 31, 1997            $  13,303,164 $  14,829,469
                                ------------- -------------
Contributions
   Employer                         1,383,616     1,334,079

   Participants                     1,956,953     2,157,233

Dividend and Interest Income        1,270,955       480,458

Net appreciation/(depreciation)
  in fair value of investments      4,364,101     3,897,972


Benefits paid to participants        (884,893)   (1,191,422)

Other                                  16,147        18,135

Transfer among investment
  programs and forfeitures         (1,257,198)      (66,222)

Loans made, net of
  principal payments                 (114,301)     (116,061)
                                ------------- -------------
Increase in assets available
  for benefits                      6,735,380     6,514,172
                                ------------- -------------
Net assets available for
  benefits at December 31, 1998 $  20,038,544 $  21,343,641
                                ============= =============
Investments at fair market value
  Interest Bearing Cash         $             $
  Money market fund
  Regulated Investment Company     19,342,552    20,678,592
  Common stock
  Loans to participants


Employer contributions
  receivable                          695,992       665,049
                                ------------- -------------
Net assets available for
  benefits at December 31, 1998 $  20,038,544 $  21,343,641
                                ============= =============


                                      PL
                                      (m)          Total
Net Assets available
   for benefits at
   December 31, 1997            $  23,353,464 $ 384,037,886
                                ------------- -------------
Contributions
   Employer                                      28,259,422

   Participants                                  37,610,237

Dividend and Interest Income                     25,835,762

Net appreciation/(depreciation)
  in fair value of investments                   58,919,817


Benefits paid to participants      (2,517,918)  (34,637,289)

Other                                                 1,875

Transfer among investment
  programs and forfeitures                833

Loans made, net of
  principal payments                5,465,054
                                ------------- -------------
Increase in assets available
  for benefits                      2,947,969   115,989,824
                                ------------- -------------
Net assets available for
  benefits at December 31, 1998 $  26,301,433 $ 500,027,710
                                ============== =============
Investments at fair market value
  Interest Bearing Cash         $             $     983,683
  Money market fund                              90,411,465
  Regulated Investment Company                  291,793,273
  Common stock                                   68,269,727
  Loans to participants            26,301,433    26,301,433

Employer contributions
  receivable                                     22,268,129
                                ------------- -------------
Net assets available for
  benefits at December 31, 1998 $  26,301,433 $ 500,027,710
                                ============= =============
      (a) Fidelity Puritan Fund
      (b) Fidelity Magellan Fund
      (c) Fidelity Intermediate Bond Fund
      (d) Fidelity Retirement Money Market Portfolio
      (e) Ford Stock Fund
      (f) Fidelity Asset Manager Fund
      (g) Templeton Foreign Fund
      (h) Associates Stock Fund
      (i) Fidelity Growth & Income Portfolio
      (j) Fidelity Blue Chip Growth Fund
      (k) Fidelity Aggressive Growth Fund
      (l) Spartan U. S. Equity Index Portfolio
      (m) Participant Loans



NOTE 4 - SUBSEQUENT EVENT

During the fourth quarter of 1998, First Capital acquired The Northland Company and SPS Transaction Services, Inc. ("SPS"). SPS Payment Systems Inc. and Hurley State Bank, both wholly-owned subsidiaries of First Capital were also purchased during the fourth quarter of 1998. In addition, during the first quarter of 1999 First Capital purchased the assets of and assumed the liabilities of Avco Financial Services, Inc.

The assets of the respective defined contribution plans of these entities were contributed to the Plan during 1999.

ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN
ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1998
(In Thousands)

     Identity of            Description     Maturity   Rate of                 Fair Market
       Issuer              of Investment      Date     Interest       Cost        Value
-------------------------------------------------------------------------------------------
Interest Bearing Cash        Interest
                          Bearing Cash         N/A           5.6%         $ 984        $ 984

Fidelity Puritan
 Fund*                       Regulated         N/A        N/A          45,370      52,495
                         Investment Company
Fidelity Magellan
 Fund*                       Regulated         N/A        N/A          74,764      106,039
                         Investment Company
Fidelity Intermediate
 Bond Fund*                  Regulated         N/A        N/A          15,123       15,223
                         Investment Company

Fidelity Retirement          Money Market
 Money Market Portfolio*                    N/A       Various       90,411       90,411

Ford Stock Fund*             Common Stock      N/A        N/A           4,198        9,969


Fidelity Asset Manager       Regulated         N/A        N/A          15,559       16,198
                         Investment Company

Templeton Foreign Fund*      Regulated         N/A        N/A           6,101        5,138
                         Investment Company

Associates Stock Fund*       Common Stock      N/A        N/A          44,603       58,300

Fidelity Growth & Income
 Portfolio*                  Regulated         N/A        N/A          26,276       33,520
                         Investment Company
Fidelity Blue Chip Growth
 Fund*                       Regulated         N/A        N/A          17,785       23,160
                         Investment Company
Fidelity Aggressive Growth
 Fund*                       Regulated         N/A        N/A          16,104       19,343
                         Investment Company
Spartan U.S. Equity
 Index Portfolio*            Regulated         N/A        N/A          15,026       20,679
                         Investment Company
Associates Savings
 and Profit-Sharing        Loans to
 Plan*                     Participants,
                           Net of          Various   6% to 12.5%         -          26,301
                           Principal
                           Payments                        -------     ---------
                                                              Total  $372,304     $477,760
                                                                     ========     ========

* Denotes party in interest


ASSOCIATES SAVINGS AND PROFIT-SHARING PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1998
(Dollar Amounts In Thousands)

                                                                                 Fair
                                                                                 Market
                                                                       Cost      Value
  Identity                                          Purchase Selling    of        of     Net
  of Issuer          Description of Asset           Price    Price     Asset     Asset   Gain
                                                                                 (a)    (Loss)
-------------------------------------------------------------------------------------------------
Fidelity Puritan     Regulated Investment Company
 Fund
                     Purchased $16,063 in a
                     series of 252 transactions.    16,063              16,063    16,063

                     Sold $15,217 in a series
                     of 252 transactions.                    $15,217    13,417    15,217   $1,800


Fidelity Magellan    Regulated Investment Company
 Fund
                     Purchased $29,971 in a
                     series of 252 transactions.    29,971              29,971    29,971

                     Sold $26,683 in a series
                     of 252 transactions.                     26,683    22,207    26,683    4,476

Ford Stock Fund      Unitized Stock fund

                     Purchased $6,142 in a
                     series of 250 transactions.     6,142               6,142     6,142

                     Sold $18,475 in a series
                     of 250 transactions.                     18,475    14,204    18,475    4,271

Associates
 Stock Fund          Unitized Stock Fund

                     Purchased $71,260 in a
                     series of 253 transactions.    71,260              71,260    71,260

                     Sold $45,432 in a series
                     of 252 transactions.                     45,432    41,448    45,432    3,984

Fidelity Growth &    Growth & Income Fund
 Income Portfolio
                     Purchased $16,994 in a
                     series of 252 transactions.    16,994              16,994    16,994

                     Sold $10,626 in a series
                     of 250 transactions.                     10,626     9,311    10,626    1,315

Fidelity Retirement  Money Market Fund
 Money Market
 Portfolio           Purchased $85,096 in a
                     series of 256 transactions.    85,096              85,096    85,096

                     Sold $71,078 in a series
                     of 252 transactions.                      71,078   71,078    71,078     -0-

Spartan US Equity    Growth and Income
 Index Portfolio
                     Purchased $13,037 in a
                     series of 252 transactions.    13,037              13,037    13,037

                     Sold $10,420 in a series
                     of 248 transactions.                      10,420    9,488    10,420      932
   _________
(a)  Represents the asset's fair market value at the purchase date for reportable transactions and the asset's fair market value at the date of sale for sell reportable transactions.
